SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrants name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 Sao Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Bovespa (São Paulo) AMBV4 – Preferred AMBV3 – Common NYSE (New York) ABV – Preferred ABVc – Common

AMBEV SHAREHOLDERS APPROVE 5:1 STOCK SPLIT

São Paulo, December 17, 2010 – Companhia de Bebidas das Américas – AmBev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announces that today its shareholders approved the stock split proposal pursuant to which each common and each preferred share issued by the Company were split into 5 (five) common shares and 5 (five) preferred shares, respectively, without any modification to the amount of the Company’s capital stock, which following the split is comprised of 3,104,361,040 shares (1,743,888,690 common shares and 1,360,472,350 preferred shares) with no par value.  The shares resulting from the split are of the same type and grant its holders -- including holders of American Depositary Receipts issued by the Company (“ADRs”) -- the same rights they were already entitled to.  The ratio between the underlying shares and the ADRs remains at 1:1, where (as a result of the corresponding ADR split) each ADR shall continue to be represented by one common or preferred share, as case may be. The record date for the shares traded on the BM&FBOVESPA will be today and such shares will be traded ex-split on December 20, 2010. The custodian bank for the shares, Banco Bradesco S/A, will credit the split shares on December 23, 2010. With respect to ADRs, the issuance and distribution of the split ADRs shall be made in accordance with the procedures of the ADR depositary agreement  by the depositary bank, The Bank of New York Mellon.

For additional information, please contact the Investor Relations Department:

Eduardo Salles	Rafael Ávila
+55 11 2122-1415	+55 11 2122-1414

ir@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2010

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer